Exhibit 99.1

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR AUGUST AT $0.10 PER SHARE

CALGARY, ALBERTA (August 10, 2015) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) reports that a cash dividend of $0.10 per common share in respect of August operations will be paid on September 15, 2015 to shareholders of record on August 21, 2015. The ex-dividend date is August 19, 2015. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.0762 per share assuming a foreign exchange rate of $0.7621 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and paid net of applicable Canadian withholding taxes.

The annualized dividend of $1.20 per share represents a dividend yield of approximately 11.2% based on the closing price of our common shares on the Toronto Stock Exchange on August 7, 2015 of $10.69.

Baytex has a Premium Dividend™ and Dividend Reinvestment Plan that provides a convenient and cost-effective methods for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the Premium Dividend™ and Dividend Reinvestment Plan, please visit our website at www.baytexenergy.com or contact Valiant Trust Company at 1‑866-313-1872.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

TM denotes trademark of Canaccord Genuity Corp.